June 3, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Re:	TILT Holdings Inc. Registration Statement on Form 10

Filed April 19, 2022

File No. 000-56422

Ladies and Gentlemen:

On behalf of TILT Holdings Inc., a corporation existing under the laws of the Province of British Columbia (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 16, 2022 regarding the Company’s registration statement on Form 10 submitted via EDGAR to the Commission on April 19, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Form 10 Amendment”) via EDGAR with the Commission for review.

For your convenience, the Staff’s comments are repeated below in bold and are followed immediately by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 10 Amendment.

Registration Statement on Form 10 filed April 19, 2022

General

1.	Please revise your filing, as applicable, to provide specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have incorporated your comment under the Risks Related to COVID-19 Pandemic and Macro-Economic Conditions and Note 19 of our Unaudited Interim Condensed Consolidated Financial Statements in the Form 10 Amendment.

TILT Holdings Inc. * 2801 E Camelback Rd – Suite 180 * Phoenix, AZ 85016 * 623.887.4990

2.	To the extent material to an understanding of the organization of the company, please include an organizational chart depicting the company’s structure.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have incorporated the information under the Business section of the Form 10 Amendment.

Item 1. Business, page 4

3.	We note your reliance on third-party suppliers on page 33. Please disclose the sources and availability of raw materials and the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have revised our disclosure to incorporate your comment under the Risks Related to our Business and Operations in the Form 10 Amendment. The Company has no principal suppliers because it sources raw materials on the open market.

Item 1. Business

Principal Products and Services page 4

4.	We note you partner with Smoore Technology. Disclose whether you have a binding agreement with Smoore, if so, provide a summary of the material terms. Please also file the agreement as an exhibit or advise us why such agreement is not required to be filed.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Form 10 Amendment to more appropriately describe the relationship with Smoore Technology. The Company’s relationship with Smoore Technology is evidenced by a base agreement that does not contain material terms supplemented by ongoing purchase orders used in the ordinary course of business. As a result, pursuant to Item 601(b)(10) of Regulation S-K, the Company is not required to file any agreements related to such relationship.

Item 1. Business

Intellectual Property, page 11

5.	Please provide the duration of your intellectual property. See Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have incorporated the duration of our intellectual property in the Form 10 Amendment, including updating our intellectual property status through May 16, 2022.

Item 1A. Risk Factors

We have incurred substantial indebtedness….,page 33

6.	Please quantify your total indebtedness as of the most recent practicable date.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of May 16, 2022, the Company had total indebtedness of $89,214,000. The risk factor disclosure has been revised to include the total indebtedness balance as of May 16, 2022.

TILT Holdings Inc. * 2801 E Camelback Rd – Suite 180 * Phoenix, AZ 85016 * 623.887.4990

Item 1A. Risk Factors

We may be adversely affected by…, page 44

7.	We note that your supply chain may be impacted by the COVID-19 pandemic. Update your risks characterized as potential or hypothetical if recent supply chain disruptions have impacted your operations.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have incorporated your comment under the Risks Related to COVID-19 Pandemic and Macro-Economic Conditions in the Form 10 Amendment.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations Total Operating Expenses, page 50

8.	We note in all periods presented the company has sustained significant impairment losses pertaining to goodwill, intangible assets and various loans receivable. Please expand your MD&A to provide investors with discussion and analysis of the components of your impairment charges and the key factors, events, and circumstances which have given rise to the impairments.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have incorporated additional explanations related to our impairment losses and loan losses in the Form 10 Amendment.

Significant Accounting Judgements and Estimates

Goodwill and Indefinite Life Intangible Asset Impairment, page 56

9.	Your disclosure in this section pertaining to goodwill refers to the “recoverable amount of the cash generating unit” in the determination of goodwill impairment. This appears inconsistent with your accounting policy included in your audited financial statements. Please modify your disclosure accordingly. In addition, please cite the relevant US GAAP supporting your accounting policy.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have revised our disclosure in the Form 10 Amendment to be consistent with the accounting policy in our audited financial statements, including citing the relevant US GAAP.

Item 5. Directors and Executive Officers, page 61

10.	Please revise your disclosure to state the business experience during the past five years for Mr. Barravecchia. See Item 401(e)(1) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have revised the disclosure to include Mr. Barravecchia’s business experiences during the past five years.

TILT Holdings Inc. * 2801 E Camelback Rd – Suite 180 * Phoenix, AZ 85016 * 623.887.4990

Item 8. Legal Proceedings, page 79

11.	We note on June 18, 2021, you reached an agreement with the CCC resolving concerns. Please revise to elaborate on the dispute and concerns.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have revised the disclosure in Item 8 of the Form 10 Amendment to address your comment.

We appreciate your consideration of the responses provided herein. If you have any questions regarding this response letter, please contact our counsel Katayun Jaffari by telephone at (215) 665-4622 or via e-mail at kjaffari@cozen.com or Mehrnaz Jalali by telephone at (212) 453-3949 or via email at mjalali@cozen.com.

Sincerely,

TILT HOLDINGS INC.

/s/ Gary F. Santo, Jr.
Gary F. Santo, Jr.
Chief Executive Officer

cc:	Katayun Jaffari
Mehrnaz Jalali

TILT Holdings Inc. * 2801 E Camelback Rd – Suite 180 * Phoenix, AZ 85016 * 623.887.4990